Exhibit 12

DISCOVER FINANCIAL SERVICES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Years Ended November 30,
	2009	2008	2007	2006	2005
	(dollars in millions)
Earnings:
Income from continuing operations before income tax expense	$2,120,898	$1,657,605	$1,525,714	$1,667,753	$956,036
Losses from unconsolidated investees	3,396	3,946	4,279	2,968	2,089

Total earnings	2,124,294	1,661,551	1,529,993	1,670,721	958,125
Fixed Charges(1):
Total interest expense	1,251,285	1,288,004	1,223,271	836,279	718,212
Interest factor in rents	4,383	4,777	3,489	2,947	2,826

Total fixed charges	1,255,668	1,292,781	1,226,760	839,226	721,038
Preferred stock requirements	88	—	—	—	—

Earnings from continuing operations before income tax expense and fixed charges	$3,379,962	$2,954,332	$2,756,753	$2,509,947	$1,679,163
Ratio of earnings to fixed charges	2.7	2.3	2.2	3.0	2.3
Earnings from continuing operations before income tax expense, fixed charges and preferred stock requirements	$3,380,050	$2,954,332	$2,756,753	$2,509,947	$1,679,163
Ratio of earnings to fixed charges and preferred stock requirements	2.3	2.3	2.2	3.0	2.3

(1)	Fixed charges defined as interest expensed, amortized premiums discounts and capitalized expenses related to indebtedness and interest within rental expense.